December 18, 2017

VIA EDGAR

Lisa Etheredge
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	NEULION, INC.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
Form 10-Q for the Period Ended September 30, 2017
Filed November 1, 2017
File No. 000-53620

Dear Ms. Etheredge:

NeuLion, Inc. (the “Company”) submits this response to the December 13, 2017 comment letter (the “Comment Letter”) from the Securities and Exchange Commission (“Commission”) regarding the above-referenced filings.

We have responded to the comments set forth in the Comment Letter, on a point-by-point basis, below.  We will make the changes indicated in future filings.  Where the response sets forth a change that will be made in future filings of Form 10-K or Form 10-Q, the new disclosure is underscored, struck through or otherwise indicated.

Form 10-Q for the Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements
11. Contingencies, page 11

Comment:  Please tell us and revise to quantify the financial statement impact of the refund program you put in place to address the issues experienced during the Mayweather vs McGregor pay per view boxing event. Your response and revised disclosures should address both refunds paid as of the periods presented and amounts, if any, that you expect to pay in future periods related to the refund program. Please provide us with your proposed revisions.

Response:

It was our customer, the Ultimate Fighting Championship (“UFC”), and not the Company, that put in place the refund program and refunded UFC’s Mayweather vs. McGregor pay per view customers.  The refunds were entirely funded by UFC (the Company collected such funds solely in its capacity as the UFC’s payment processor) in accordance with instructions received from the UFC.  The Company’s revenue for the three months ended September 30, 2017 was impacted by these refunds to the extent that it would have shared, on a minority basis, in the revenue that was refunded and which would have been recorded on a net basis.  Any future refunds will be also based on instructions from, and funded by, the UFC.  However, the Company doesn’t expect any material refunds in the future as the UFC has agreed in principle to resolve all of the consumer class actions filed against it via a confidential mediation.  Moreover, subsequent to the filing of our Form 10-Q for the period ended September 30, 2017, the UFC and the Company settled any claims the UFC might have against the Company in connection with the Mayweather vs. McGregor pay per view event and the UFC agreed to indemnify and hold the Company harmless against any and all claims by the UFC or any third party.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

In future filings we will make it clear that our customer initiated and funded the refund program.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements
16. Geographic Information, page F-28

Comment:  Please revise to also report revenues from external customers for each product and service. For example, consider disclosure of revenue for the three solutions you describe on page 1 - NeuLion Digital Platform, NeuLion consumer electronics technologies, and video compression-decompression programs. Please refer to ASC 280-10-50-40.

Response:

We will revise our disclosure in future filings to include the requested information.  We have included below a draft of the revised disclosure.

16. ~~Geographic Information~~ Revenue Information

The Company’s assets and operations are located primarily in the United States. The Company operates in one segment. The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region. There are no segment managers who are held accountable by the chief operating decision maker for operations, operating results, and planning for levels or components below the consolidated unit level. The Company has therefore determined that it has a single operating segment. Total revenue from customers, based on the location of the customers, regardless of where the services were provided, was as follows:

	Year ended December 31,
	2016		2015		2014

North America	$65,395	66%	$64,146	68%	$51,418	93%
Asia	21,502	22%	20,100	21%	436	0%
Europe	10,358	10%	6,249	7%	2,568	5%
Australia	2,533	2%	3,548	4%	1,098	2%
	$99,788	100%	$94,043	100%	$55,520	100%

As at December 31, 2016 and 2015, property and equipment at locations outside the U.S. was not material.  Total revenue from customers, based on the type of product/service provided, was as follows:

	Year ended December 31,
	2016		2015		2014

NeuLion Digital Platform	$67,874	68%	$66,088	70%	$55,520	100%
Consumer Electronics ("CE")	21,241	21%	20,518	22%	-	0%
MainConcept	10,673	11%	7,437	8%	-	0%
	$99,788	100%	$94,043	100%	$55,520	100%

[The chart immediately above is new disclosure.]

If you have any questions or comments, please feel free to contact Frank Lee, our corporate securities lawyer, at Loeb & Loeb LLP, at (212) 407-4825 or me at (647) 426-1254.  Thank you.

Very truly yours,

/s/ Tim Alavathil
Tim Alavathil
Chief Financial Officer

cc:	Frank Lee, Esq.